FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Proposes to Appoint François Cornélis as New Member of its Board of Directors

BRUSSELS, Belgium – March 6, 2008 – Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that its Board of Directors will propose to its shareholders at the Ordinary General Meeting to be held on May 22, 2008 to appoint Mr. François Cornélis as an independent director for a renewable term of three years. At the same meeting, the Board will propose the renewal of the mandate of four current independent members of its Board of Directors: Count Arnoud de Pret, Mr. Jacques de Vaucleroy, Mr. Hugh Farrington and Baron Luc Vansteenkiste.

Ordinary General Meeting of May 22, 2008

Appointment of New Director

François Cornélis (58). Mr. Cornélis has been Vice Chairman of the Executive Committee of Total and President of its chemicals division since 2003. He joined PetroFina in 1973 and was appointed CEO and Managing Director of PetroFina in 1990. He became Vice Chairman of the Executive Committee first of TotalFina after the merger of Total and PetroFina in 1999, and in 2000 of TotalFinaElf (renamed Total in 2003) after the merger with Elf. Mr. Cornélis is Chairman of the European Chemical Industry Council (CEFIC) and the Royal Automobile Club of Belgium and a member of the Global Advisory Council of The Conference Board and Chairman of its European Steering Committee. He is also a director of Sofina. Mr. Cornélis holds a degree in mechanical engineering from the Université Catholique de Louvain (UCL), Belgium.

Renewal of Directors and of the Statutory Auditor

The Board of Directors will propose at the Ordinary General Meeting of May 22, 2008, the renewal of the mandate of the statutory auditor for a three-year term and the reelection of Count Arnoud de Pret, Mr. Jacques de Vaucleroy, Mr. Hugh Farrington and Baron Luc Vansteenkiste as directors for a three-year term. The bios of these four directors can be found on the Company website, www.delhaizegroup.com.

Extraordinary General Meeting

The Board of Directors will call Delhaize Group’s shareholders for an Extraordinary General Meeting on April 25, 2008. At this meeting, the Board will propose to the shareholders to renew the authorization granted to the Board of Directors with respect to the purchase of Company shares in the ordinary course of business for a maximum of 10% of the outstanding shares of the Company.

Agenda to the Meetings

A complete agenda for the Ordinary and Extraordinary General Meetings will be included in the Notices to the Meetings, which will be published on the Company website, www.delhaizegroup.com. The Notices will also be published in the Belgian press and sent to the Company’s registered shareholders within the timeframes required by Belgian law.

Delhaize Group

Delhaize Group is a Belgian food retailer present in seven countries on three continents. At the end of 2007, Delhaize Group’s sales network consisted of 2,545 stores. In 2007, Delhaize Group posted EUR 19.0 billion (USD 26.0 billion) in revenues and EUR 410.1 million (USD 562.1 million) in net profit. At the end of 2007, Delhaize Group employed approximately 138,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2006 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: March 10, 2008	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President